Exhibit 99.1

SIXTH AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Sixth Amendment to Agreement of Merger and Plan of Reorganization (this “Amendment”) is made and entered into as of July 18, 2025, by and among Kadimastem Ltd., an Israeli publicly traded company limited by shares (the “Company”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“Parent”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (“Merger Sub”, and together with the Company and Parent, the “Parties”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Agreement (as defined below).

WHEREAS, the Agreement of Merger and Plan of Reorganization was made and entered into as of November 4, 2024, as amended as of January 30, 2025, as further amended as of February 17, 2025, as further amended as of May 5, 2025, as further amended on June 5, 2025, and as further amended on July 1, 2025, by and among the Company, Parent and Merger Sub (the “Agreement”);

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of the Parties thereto; and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Amendment to Section 2.1.3(b). Section 2.1.3(b) of the Agreement shall be amended in its entirety to read as follows:

“(b) Not later than three (3) Business Days prior to the Measurement Date, Parent shall deliver to the Company a statement certified by Parent’s chief executive officer (the “Parent Estimated Closing Statement”) setting forth (a) a good faith calculation of Parent’s estimate of the Closing Indebtedness, along with reasonably detailed calculations thereof, (b) a good faith calculation of Parent’s estimate of the Closing Cash, along with reasonably detailed calculations thereof, (c) a good faith calculation of Parent’s estimate of the Parent Adjusted Cash Amount, and (d) the resulting Merger Consideration to be issued by Parent at the Closing using the Exchange Ratio, based on such estimates of Closing Indebtedness, Closing Cash, and Parent Adjusted Cash Amount, which Parent Estimated Closing Statement shall be subject to the review and the reasonable approval by the Company.”

2. Amendment to Section 8.10. Section 8.10 of the Agreement shall be amended to include the following definition in alphabetical order:

“Measurement Date” means the day immediately preceding the Parent Shareholder Meeting;

3. Amendment to Section 8.10. The following definitions in Section 8.10 of the Agreement shall be amended in their entirety to read as follows:

“Fully Diluted Parent Common Stock” means, as of the Reference Time, the total number of shares of Parent Common Stock outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire shares of Parent Common Stock (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of the Reference Time, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after the Reference Time

“Fully Diluted Shares" means, as of the Reference Time, the total number of Shares outstanding, assuming (a) the conversion, exercise, or exchange of all outstanding options, warrants, convertible securities, or other rights to acquire Shares (whether vested or unvested, and including securities issuable under any equity incentive plans); and (b) the satisfaction of all conditions to such conversion, exercise, or exchange as of the Reference Time, but excluding any shares issuable solely as a result of future grants, awards, or other issuances after the Reference Time;

“Merger Shares” means the total number of Parent Common Stock to be issued by Parent to Company shareholders in connection with the Merger, calculated as the result of (a) (x) the Fully Diluted Parent Common Stock divided by (y) the Parent Adjusted Percentage, multiplied by (b) the Company Adjusted Percentage, multiplied by (c) the Parent Shareholder Percentage;

“Outstanding Shares” means, as of the Reference Time, the total number of Shares issued and outstanding;

“Parent Valuation” means the product of (a) the closing price per share of the Parent Common Stock on the principal market or exchange on which the Parent Common Stock is traded on the Measurement Date multiplied by (b) the Fully Diluted Parent Common Stock;

“Reference Time” means the close of business of Parent on the Measurement Date.

3. Effectiveness; No Other Modifications. This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

4. Entire Agreement. The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

5. Further Assurances. Each Party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

6. Governing Law. Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of the Agreement, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

7. Counterparts. This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be original and all such counterparts shall together constitute but one and the same instrument.

[Remainder of Page Left Blank Intentionally; Signature Page Follows Immediately.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander C. Zwyer
Name:	Alexander C. Zwyer
Title:	Chief Executive Officer

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board

NLS PHARMACEUTICS (ISRAEL) LTD.

By:	/s/ Kobi Maimon
Name:	Kobi Maimon
Title:	Director

KADIMASTEM LTD.

By:	/s/ Ronen Twito
Name:	Ronen Twito
Title:	Chief Executive Officer